Exhibit 99.2

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Selected Financial Data

(Millions, except per share amounts)

	Year Ended December 31
	1999	2000	2001	2002	2003
Net sales	$7,995	$8,629	$8,169	$8,067	$8,756
Income (loss) before accounting changes(1)	568	620	387	(60)	500
Cumulative effect of accounting changes(2)	—	—	—	(9)	(6)
Net income (loss)(1)	568	620	387	(69)	494
Earnings (loss) per common share before accounting changes(1)	3.27	3.60	2.30	(0.36)	2.94
Cumulative effect of accounting changes on earnings (loss) per common share	—	—	—	(0.05)	(0.03)
Earnings (loss) per common share(1)	3.27	3.60	2.30	(0.41)	2.91
Earnings (loss) per common share – assuming dilution(1)	3.23	3.57	2.29	(0.41)	2.89
Dividends per share	1.52	1.60	1.68	1.70	1.73
Total assets	8,914	9,125	8,452	7,863	8,424
Long-term debt	1,836	1,810	1,699	1,699	1,339

(1)	Includes in 2002 an aftertax charge of $484 million, or $2.85 a share, representing the estimated cost of the asbestos settlement.
(2)	The 2003 change in the method of accounting relates to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” The 2002 change in the method of accounting relates to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.” Net income and earnings per share prior to the adoption of SFAS No. 142 on Jan. 1, 2002 included amortization of goodwill and trademarks with indefinite lives which, net of tax, was (in millions) $32, $32 and $29 for 2001, 2000 and 1999, respectively. Excluding these amounts net income would have been $419 million, $652 million and $597 million and earnings per share would have been $2.49, $3.77 and $3.40 for 2001, 2000 and 1999, respectively.